Exhibit (a)(5)(C)


For Immediate Release
April 14, 2000

Contact:   John C. Osterman
           President
           Chicago Rivet & Machine Co.
           (630) 357-8500


         CHICAGO RIVET & MACHINE CO. ANNOUNCES PRELIMINARY RESULTS
                       OF DUTCH AUCTION TENDER OFFER


             NAPERVILLE, IL (April 14, 2000) - Chicago Rivet & Machine Co. (AMEX:CVR) today announced the preliminary results of its Dutch Auction tender offer which expired today, April 14, 2000 at 5:00 P.M., New York City time. Chicago Rivet commenced the tender offer to purchase up to 225,000 shares of its common stock at a price between $20.00 and $23.00 per share net to the seller in cash, without interest, on March 16, 2000.

             Based on a preliminary count by the depositary for the tender offer, approximately 160,120 shares of common stock (including approximately 3,656 shares subject to guarantees of delivery), representing approximately 14.1% of outstanding shares, were properly tendered and not properly withdrawn at prices at or below $23.00 per share. Pursuant to applicable securities laws, Chicago Rivet has accepted for payment all approximately 160,120 shares at a purchase price of $23.00 per share.

             The determination of the number of shares accepted for payment is subject to final confirmation of the proper delivery of the shares tendered and not properly withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for the shares accepted for purchase, and return of all other shares tendered but not accepted for payment, will occur as promptly as practicable. After completion of the tender offer, Chicago Rivet will have approximately 977,976 shares of common stock outstanding.

             The dealer manager for the tender offer was BMO Nesbitt Burns
Corp.

         Chicago Rivet & Machine Co. operates in two segments of the fastener industry: fasteners and assembly equipment. The fastener segment consists of the manufacture and sale of rivets, cold-headed fasteners and parts and screw machine products. The assembly equipment segment consists primarily of the manufacture of automatic rivet setting machines, automatic assembly equipment, parts and tools for such machines, and the leasing of automatic rivet setting machines.